UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2013

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheets
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Unaudited Interim Consolidated Statements of Changes in Shareholder’s Equity
Unaudited Interim Consolidated Statements of Cash Flows

On October 8, 2013, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2013. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and the fiscal year ended August 31, 2013. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2013 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 9, 2013

EXFO Reports Fourth-Quarter and Fiscal 2013 Results

Q4 2013
▪	Sales total US$60.9 million, up 6.5% year-over-year and 3.4% sequentially
▪	Gross margin reaches 62.9%, highest level in last six quarters
▪	Adjusted EBITDA amounts to US$7.1 million, or 11.6% of sales

Fiscal 2013
▪	Sales total US$242.2 million, down 3.1% year-over-year
▪	Operating expenses decrease US$9.0 million year-over-year
▪	Adjusted EBITDA amounts to US$17.3 million, or 7.2% of sales

QUEBEC CITY, CANADA, October 8, 2013 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF) announced today financial results for the fourth quarter and fiscal year ended August 31, 2013.

Sales in the fourth quarter of fiscal 2013 increased 3.4% to US$60.9 million from US$58.9 million in the third quarter of 2013 and 6.5% from US$57.2 million in the fourth quarter of 2012. Annual sales decreased 3.1% to US$242.2 million in fiscal 2013 from US$250.0 million in 2012.

Bookings totaled US$54.0 million for a book-to-bill ratio of 0.89 in the seasonally weak fourth quarter of fiscal 2013 compared to US$61.8 million in the third quarter of 2013 and US$55.2 million in the fourth quarter of 2012. Overall for fiscal 2013, bookings amounted to US$233.5 million for a book-to-bill ratio of 0.96 compared to US$244.8 million in 2012.

Gross margin* reached 62.9% of sales in the fourth quarter of fiscal 2013 compared to 61.7% in the third quarter of 2013 and 62.8% in the fourth quarter of 2012.  In fiscal 2013, gross margin attained 61.8% of sales compared to 63.3% in 2012.

In the fourth quarter of fiscal 2013, IFRS net earnings amounted to US$3.8 million, or US$0.06 per diluted share, including US$1.1 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange gain of US$1.3 million.

In the third quarter of 2013, IFRS net loss totaled US$0.9 million, or US$0.01 per share, including US$1.5 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange gain of US$0.3 million.

In the fourth quarter of 2012, IFRS net loss amounted to US$3.7 million, or US$0.06 per share, including US$2.1 million in after-tax amortization of intangible assets, US$1.9 million in after-tax restructuring charges and US$0.4 million in stock-based compensation costs. EXFO also incurred a foreign exchange loss of US$1.9 million in the fourth quarter of 2012.

In fiscal 2013, IFRS net earnings totaled US$1.3 million, or US$0.02 per diluted share, including US$6.4 million in after-tax amortization of intangible assets, US$1.8 million in stock-based compensation costs, US$0.1 million in after-tax restructuring charges and a foreign exchange gain of US$4.1 million.

In 2012, IFRS net loss totaled US$3.6 million, or US$0.06 per share, including US$7.8 million in after-tax amortization of intangible assets, US$1.9 million in after-tax restructuring charges, US$1.9 million in stock-based compensation costs and a gain of US$0.3 million for changes in the fair value of the cash contingent consideration related to the NetHawk acquisition. EXFO also incurred a foreign exchange loss of US$0.7 million in 2012.

Adjusted EBITDA** totaled US$7.1 million, or 11.6% of sales, in the fourth quarter of fiscal 2013 compared to US$3.1 million, or 5.3% of sales, in the third quarter of 2013 and US$4.5 million, or 8.0% of sales, in the fourth quarter of 2012. Adjusted EBITDA reached US$17.3 million, or 7.2% of sales, in fiscal 2013 compared to US$18.4 million, or 7.3% of sales in 2012.

“While fiscal 2013 will not rank as a vintage year by EXFO’s standards, I am pleased with the strongly improved market positioning of our Protocol-layer product group and heightened results in the wireless industry,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “Sales to wireless customers increased from approximately 24% of total sales to 28% in 2013, but more importantly I am excited by the market acceptance of several new solutions among leading mobile network operators, who are faced with the daunting challenge of increasing network capacity and improving quality of experience while reducing their operating expenses. Looking ahead to 2014, I fully expect our two main product groups and our wireless business to deliver growth, and the entire organization remains steadfastly focused on the execution of our profitable growth strategy which will benefit from a reduced cost base of US$9.0 million.”

Selected Financial Information (unaudited)
(In thousands of US dollars)

		Q4 2013		Q3 2013		Q4 2012	FY 2013		FY 2012

Sales		$60,888		$58,865		$57,156		$242,150	$249,966
Gross margin*		$38,314		$36,291		$35,899		$149,681	$158,174
		62.9%		61.7%		62.8%		61.8%	63.3%

Other selected information:
Net earnings (loss)		$3,802		$(862)		$(3,714)		$1,341	$(3,593)
Amortization of intangible assets		$1,173		$1,586		$1,931		$6,643	$7,819
Stock-based compensation costs		$437		$415		$429		$1,768	$1,862
Restructuring charges	$	−	$	−		$2,329		$89	$2,329
Net income tax effect of the above items		$(64)		$(68)		$(247)		$(294)	$(392)
Changes in fair value of cash contingent consideration	$	−	$	−	$	−	$	−	$(311)
Foreign exchange gain (loss)		$1,312		$314		$(1,940)		$4,082	$(657)
Adjusted EBITDA**		$7,052		$3,131		$4,546		$17,338	$18,372

Operating Expenses
Selling and administrative expenses totaled US$21.4 million, or 35.1% of sales, in the fourth quarter of fiscal 2013 compared to US$22.0 million, or 37.4% of sales, in the third quarter of 2013 and US$22.2 million, or 38.9% of sales, in the fourth quarter of 2012. In fiscal 2013, selling and administrative expenses amounted to US$88.8 million, or 36.6% of sales, compared to US$94.1 million, or 37.7% of sales, in 2012.

Gross R&D expenses attained US$12.5 million, or 20.6% of sales, in the fourth quarter of fiscal 2013 compared to US$13.8 million, or 23.4% of sales, in the previous quarter and US$14.1 million, or 24.7% of sales, in the fourth quarter of 2012. In fiscal 2013, gross R&D expenses reached US$54.3 million, or 22.4% of sales, compared to US$59.3 million, or 23.7% of sales, in 2012.

Net R&D expenses amounted to US$10.3 million, or 16.9% of sales, in the fourth quarter of fiscal 2013 compared to US$11.6 million, or 19.7% of sales, in the third quarter of 2013 and US$11.9 million, or 20.8% of sales, in the fourth quarter of 2012. In fiscal 2013, net R&D expenses totaled US$45.4 million, or 18.8% of sales, compared to US$49.9 million, or 19.9% of sales, in 2012.

FY 2013 Highlights

▪
Sales Growth. Despite difficult market conditions, sales of Physical-Layer solutions (Optical and Copper Access) increased 4.3% in fiscal 2013 mainly due to market-share leadership in portable Optical testing and strong growth from Copper Access products. Sales of Protocol-Layer solutions (Transport & Datacom, Wireless and Service Assurance) decreased 11.3% year-over-year as the company upgraded several product lines during the course of the year and endured delayed investments by fixed and mobile network operators. Overall, EXFO’s sales decreased 3.1% year-over-year.

Sales to wireless customers improved to approximately 28% of total sales in fiscal 2013 from 24% in 2012.

EXFO’s largest customer accounted for 6.1% of sales in fiscal 2013, while the company’s top-three customers represented 13.5%. In comparison, EXFO’s largest customer accounted for 4.4% of sales in 2012, while the company’s top-three customers represented 12.0%.

▪
Profitability. EXFO generated adjusted EBITDA of US$17.3 million, or 7.2% of sales, in fiscal 2013 compared to US$18.4 million, or 7.3% of sales, in 2012. The company also reduced selling and administrative expenses, net R&D expenses, as well as depreciation and amortization expenses by a total of US$9.0 million in 2013, excluding restructuring charges.

▪
Innovation. EXFO launched 15 new products in fiscal 2013, including two in the fourth quarter. Key new Protocol-layer product introductions during 2013 included among others the TravelHawk Pro, a 4G/LTE capture and analysis tool for network troubleshooting that has been selected by the three of the world’s top-five LTE operators; FTB-88100NGE Power Blazer, the first and most versatile portable, multiservice test solution supporting transmission rates from 100M to 100G; BV-100 service assurance probe that enables network operators to validate service-level agreements and end-user quality of experience at customer premises and cell sites; and following the year-end, the company released Brix Mobile Agent, a software application that transforms Android-based 3G/4G cellular phones into mobile probes in order to capture quality of experience (QoE) data at highly attended events like football games or rock concerts inside stadiums.

Business Outlook
EXFO forecasts sales between US$58 million and US$63 million for the first quarter of fiscal 2014, while IFRS net loss should range between US$0.04 and US$0.00 per share. IFRS net loss includes US$0.03 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as an estimated foreign exchange loss of US$0.9 million based on exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2013. To listen to the conference call and participate in the question period via telephone, dial        1-416-981-9007. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on October 15, 2013. The replay number is 1-402-977-9141 and the reservation number is 21672676. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com/investors.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks-from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for more than 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

NON-IFRS MEASURES

EXFO provides non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purposes of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, changes in the fair value of the cash contingent consideration, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Q4 2013	Q3 2013	Q4 2012	FY 2013	FY2012 2

IFRS net earnings (loss) for the period	$3,802	$(862)	$(3,714)	$1,341	$(3,593)

Add (deduct):

Depreciation of property, plant and equipment	1,446	1,473	1,535	6,028	6,169
Amortization of intangible assets	1,173	1,586	1,931	6,643	7,819
Interest income	(37)	(68)	(63)	(113)	(131)
Income taxes	1,543	901	159	5,664	3,571
Restructuring charges		–	2,329	89	2,329
Changes in fair value of cash contingent consideration	–	–	–	–	(311)
Stock-based compensation costs	437	415	429	1,768	1,862
Foreign exchange (gain) loss	(1,312)	(314)	1,940	(4,082)	657
Adjusted EBITDA for the period	$7,052	$3,131	$4,546	$17,338	$18,372

Adjusted EBITDA in percentage of sales	11.6%	5.3%	8.0%	7.2%	7.3%

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2013	2012
Assets

Current assets
Cash	$45,386	$58,868
Short-term investments	4,868	8,236
Accounts receivable
Trade	50,117	37,643
Other	2,778	4,283
Income taxes and tax credits recoverable	6,525	9,024
Inventories	35,705	41,212
Prepaid expenses	2,561	3,800

	147,940	163,066

Tax credits recoverable	41,719	38,397
Property, plant and equipment	45,523	49,848
Intangible assets	7,543	14,132
Goodwill	27,313	29,160
Deferred income tax assets	10,807	12,080
Other assets	693	–

	$281,538	$306,683
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$26,253	$32,392
Provisions	756	952
Income taxes payable	679	917
Current portion of long-term debt	296	565
Deferred revenue	9,467	10,583

	37,451	45,409

Deferred revenue	3,932	4,997
Long-term debt	–	282
Deferred income tax liabilities	3,226	2,105
Other liabilities	477	609

	45,086	53,402

Shareholders’ equity
Share capital	109,837	110,965
Contributed surplus	17,186	17,298
Retained earnings	112,852	111,511
Accumulated other comprehensive income (loss)	(3,423)	13,507

	236,452	253,281

	$281,538	$306,683

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars)

	Three months ended August 31, 2013	Twelve months ended August 31, 2013	Three months ended August 31, 2012	Twelve months ended August 31, 2012

Sales	$60,888	$242,150	$57,156	$249,966

Cost of sales (1)	22,574	92,469	21,257	91,792
Selling and administrative	21,390	88,756	22,220	94,139
Net research and development	10,309	45,444	11,891	49,854
Depreciation of property, plant and equipment	1,446	6,028	1,535	6,169
Amortization of intangible assets	1,173	6,643	1,931	7,819
Changes in fair value of cash contingent consideration	‒	‒	‒	(311)
Interest income	(37)	(113)	(63)	(131)
Foreign exchange (gain) loss	(1,312)	(4,082)	1,940	657

Earnings (loss) before income taxes	5,345	7,005	(3,555)	(22)

Income taxes	1,543	5,664	159	3,571

Net earnings (loss) for the period	$3,802	$1,341	$(3,714)	$(3,593)

Basic and diluted net earnings (loss) per share	$0.06	$0.02	$(0.06)	$(0.06)

Basic weighted average number of shares outstanding (000’s)	60,132	60,323	60,491	60,453

Diluted weighted average number of shares outstanding (000’s)	60,929	61,110	60,491	60,453

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended August 31, 2013	Twelve months ended August 31, 2013	Three months ended August 31, 2012	Twelve months ended August 31, 2012

Net earnings (loss) for the period	$3,802	$1,341	$(3,714)	$(3,593)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(3,686)	(15,830)	10,956	(6,875)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	(382)	(1,256)	1,107	185
Reclassification of realized gains/losses on forward exchange contracts in net earnings	34	(247)	157	(1,108)
Deferred income tax effect of gains/losses on forward exchange contracts	93	403	(338)	256
Other comprehensive income (loss)	(3,941)	(16,930)	11,882	(7,542)
Comprehensive income (loss) for the period	$(139)	$(15,589)	$8,168	$(11,135)

EXFO Inc.
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Year ended August 31, 2012
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Exercise of stock options	310	–	–	–	310
Redemption of share capital	(1,696)	(540)	–	–	(2,236)
Reclassification of stock-based compensation costs	2,010	(2,010)	–	–	–
Stock-based compensation costs	–	1,831	–	–	1,831
Net loss for the year	–	–	(3,593)	–	(3,593)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,875)	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $256	–	–	–	(667)	(667)

Total comprehensive loss for the year	–	–	(3,593)	(7,542)	(11,135)

Balance as at August 31, 2012	$110,965	$17,298	$111,511	$13,507	$253,281

	Year ended August 31, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options	87	–	–	–	87
Redemption of share capital	(2,565)	(531)	–	–	(3,096)
Reclassification of stock-based compensation costs	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	1,769	–	–	1,769
Net earnings for the year	–	–	1,341	–	1,341
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(15,830)	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $403	–	–	–	(1,100)	(1,100)

Total comprehensive income (loss) for the year	–	–	1,341	(16,930)	(15,589)

Balance as at August 31, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2013	Twelve months ended August 31, 2013	Three months ended August 31, 2012	Twelve months ended August 31, 2012
Cash flows from operating activities
Net earnings (loss) for the period	$3,802	$1,341	$(3,714)	$(3,593)
Add (deduct) items not affecting cash
Change in discount on short-term investments	‒	‒	2	45
Stock-based compensation costs	437	1,768	429	1,862
Depreciation and amortization	2,619	12,671	3,466	13,988
Changes in fair value of cash contingent consideration	‒	‒	‒	(311)
Deferred revenue	(1,507)	(1,266)	(2,482)	(506)
Deferred income taxes	967	2,951	33	2,050
Changes in foreign exchange gain/loss	(215)	(1,091)	617	(1,510)
	6,103	16,374	(1,649)	12,025
Change in non-cash operating items
Accounts receivable	(4,108)	(14,765)	7,706	7,974
Income taxes and tax credits	(2,004)	(4,205)	(2,004)	(5,570)
Inventories	2,125	2,916	1,306	10,879
Prepaid expenses	1,852	993	(138)	(589)
Other assets	(703)	(703)	‒	‒
Accounts payable and accrued liabilities and provisions	(3,876)	(2,373)	(2,800)	643
Other liabilities	(23)	(258)	(116)	(105)
	(634)	(2,021)	2,305	25,257
Cash flows from investing activities
Additions to short-term investments	(9,786)	(54,489)	(23,918)	(115,886)
Proceeds from disposal and maturity of short-term investments	9,783	57,514	23,896	152,797
Additions to capital assets	(2,074)	(8,026)	(5,846)	(23,849)
	(2,077)	(5,001)	(5,868)	13,062
Cash flows from financing activities
Bank loan	‒	‒	‒	(782)
Repayment of long-term debt	(296)	(589)	(281)	(577)
Exercise of stock options	‒	87	192	310
Redemption of share capital	(795)	(3,096)	(1,610)	(2,236)
	(1,091)	(3,598)	(1,699)	(3,285)

Effect of foreign exchange rate changes on cash	(670)	(2,862)	2,221	1,063

Change in cash	(4,472)	(13,482)	(3,041)	36,097
Cash – Beginning of period	49,858	58,868	61,909	22,771
Cash – End of period	$45,386	$45,386	$58,868	$58,868